UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 16, 2006

EXPRESSJET HOLDINGS, INC.
(Exact name of registrant as specified in its charter)



Delaware	**1-31300**	**76-0517977**
(*State or other jurisdiction of incorporation)*	*(Commission File Number)*	*(IRS Employer Identification No.)*

700 North Sam Houston Parkway West, Dept. XJTCE Houston, Texas	**77067**
(Address of principal executive offices)	*(Zip Code)*

713-324-2639
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 <u>Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.</u>

On October 16, 2006, we issued a press release announcing the election to our board of directors on that date of Salvatore J. Badalamenti. The press release is filed herewith as Exhibit 99.1 and is incorporated herein by reference. The board of directors increased the size of the full board to eight directors and elected Mr. Badalamenti to fill the resulting vacancy, serving within Class III of the board, the terms of which are scheduled to expire at the annual meeting of stockholders in 2007. Mr. Badalamenti was also elected to serve on the Audit Committee of the board.

Mr. Badalamenti, age 47, has been the founder and President of Churchill Asset Management, LLC (a real estate investment and development company) since 2002. He retired from Kohlberg Kravis Roberts & Co. (a management buyout firm) in 1999, having served in a number of positions there since 1985, most recently as Chief Financial Officer.

Item 9.01 <u>Financial Statements and Exhibits</u>

99.1 Press Release – Election of New Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPRESSJET HOLDINGS, INC.
(Registrant)

Date: October 16, 2006

/s/ Frederick S. Cromer
Frederick S. Cromer
Vice President and Chief Financial Officer

EXHIBIT INDEX

99.1   Press Release – Election of New Director